UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Quarterly Business Review by Management for the
Quarter Ended December 31, 2010

Item 1.	Selected Financial Data	3
Item 2.	Quarterly Business Review	7
Item 3.	Quantitative and Qualitative Disclosures About Market Risks	15
Signatures		17

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2010	Three months ended December 31, 2009	Nine months ended December 31, 2010	Nine months ended December 31, 2009
	$	$	$	$
Revenue
Mobile	60,958	94,821	219,533	249,698
Software	442,467	323,247	1,270,795	885,666
Total revenue	503,425	418,068	1,490,328	1,135,364

Operating expenses
Cost of revenue	66,296	47,763	182,545	139,647
Selling, general and administrative	226,135	227,092	857,472	775,296
Research and development	162,573	117,350	420,723	346,104
Total operating expenses	455,004	392,205	1,460,740	1,261,047

Income (loss) from operations	48,421	25,863	29,588	(125,683)
Other income (expense):
Gain on sale of property and equipment	-	-	-	43
Other income	-	-	-	171,400
Interest income (expense), net	45,626	8,342	78,983	20,324
Total other income (expense)	45,626	8,342	78,983	191,767
Net income (loss) before income taxes	94,047	34,205	108,571	66,084
Income tax benefit	29,446	66,962	137,736	123,497
Net income	123,493	101,167	246,307	189,581

Basic and fully diluted income per share	0.001	0.001	0.002	0.002
Weighted average number of shares outstanding	125,460,867	115,460,867	116,118,401	112,438,036

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2010	Nine months ended December 31, 2009
	$	$
OPERATING ACTIVITIES
Net income	246,307	189,581
Items not involving cash:
Depreciation of property and equipment	26,035	37,334
Stock-based compensation	140,043	49,974
Gain on sale of assets	-	(43)
Changes in operating working capital
Decrease (increase in accounts receivable)	44,751	(6,552)
Decrease (increase) in investment tax credits receivable	75,274	84,786
Decrease in prepaid expenses	27,911	18,291
Increase (decrease) in accounts payable	(6,789)	1,454
Decrease in accrued liabilities	13,826	(92)
Decrease in deferred revenue	(64,920)	(16,564)
Decrease in deferred rent	(11,317)	(8,313)
Cash flows provided by operating activities	491,121	349,856

INVESTING ACTIVITIES
Purchase of property and equipment	(4,215)	(11,439)
Proceeds from sale of property and equipment	-	43
Purchase of Intellectual Property	(50,271)	-
Purchase of equity investment	-	(95,147)
Cash flows used in investing activities	(54,486)	(106,543)

FINANCING ACTIVITIES	-	-
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	93,316	220,232

Increase in cash	529,951	463,545
Cash, beginning of period	1,160,881	640,214
Cash, end of period	1,690,832	1,103,759

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31,	March 31,
	2010	2010
	(Unaudited)
ASSETS	$	$
Current assets
Cash and cash equivalents	1,690,832	1,160,881
Accounts receivable, net	179,693	224,444
Investment tax credits receivable	160,961	236,235
Prepaid expenses	17,157	45,068
	2,048,643	1,666,628

Equity investments	95,147	95,147
Goodwill	50,271	-
Property and equipment, net	44,024	65,844
	2,238,085	1,827,619
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	20,069	26,858
Accrued liabilities	61,383	47,557
Deferred revenue	250,419	315,339
	331,871	389,754
Deferred rent	-	11,317

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2010 and March 31, 2009.	-	-
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2010 and March 31, 2009.	-	-
Common shares, no par value, voting,
Unlimited authorized shares; 115,460,867 shares issued and outstanding as at December 31, 2010 and 105,460,867 as at March 31, 2009.	19,162,796	19,162,796
Additional paid-in capital	2,866,805	2,726,762
Accumulated deficit	(20,930,327)	(20,930,327)
Accumulated other comprehensive income	806,940	467,317
	1,906,214	1,426,548
	2,238,085	1,827,619

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation and its subsidiaries unless the context requires otherwise references to “ZIM”, “we”, “our”, or the “Company” in this Form 6-K refer collectively to ZIM Corporation and the subsidiaries through which it conducts its business have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2010 has been derived from our audited consolidated financial statements for the year ended March 31, 2010. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2010 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three and nine month periods ended December 31, 2010 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On October 21st, 2009 ZIM Corporation made an equity investment in Seregon Solutions Inc.

Seregon’s Mobile Application Platform (MAP) is a rapid application development environment for mobile business applications that reduces the time, cost and risk of application creation, deployment, maintenance and administration. Seregon-powered applications run on a variety of Smartphones and synchronize with all backend systems and databases. Seregon MAP has been adopted by Independent Software Vendors (ISVs) for the development of mobile business applications for Public Safety, Enterprise Resource Planning, Transportation, Computer Aided Facilities Management and other market sectors.

The equity interest in Seregon by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of Seregon at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

3 – INTELLECTUAL PROPERTY INVESTMENT

On October 27th, 2010 ZIM Corporation purchased all of the technology assets of Torch Technologies.

Torch is well known by ZIM`s IDE customers for its Database Migration services tools and a product portfolio that allows enterprise clients to rapidly and cost effectively migrate and manage multiple database platforms.

ZIM believes that Torch’s advanced portfolio of migration services and management products will strengthen and complement ZIM`s enterprise database products, and that the combined product portfolio will result in a robust solution to rapidly and cost effectively migrate existing databases to other industry databases including Oracle™ and SQL™ while retaining valuable ZIM applications and providing a simplified database management suite. ZIM believes that the new product portfolio will strengthen ZIM’s solution offering for existing and new clients.

ITEM 2 – QUARTERLY BUSINESS REVIEW

Forward-Looking Statements

This Form 6-K contains forward-looking statements regarding our business, strategy, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, benefits of our investments, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, as well as those discussed elsewhere in this Form 6-K. Such risks include:

●	Foreign Exchange Risk
●	Credit Risk
●	Fair Value
●	Key Personnel
●	Size and Negotiating Power of Our Competitors

We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three and nine month periods ended December 31, 2010 and 2009.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended December 31, 2010 was $503,425, an increase from $418,068 for the quarter ended December 31, 2019.  The increase in revenue resulted from an increase in database software sales and consulting services related to migration services.

Net income for the quarter was $123,493, as compared to a net income of $101,167 for the quarter ended December 31, 2009. On a year to date basis net income was $246,307 as of December 31, 2010 as compared to a net income of $189,581 for the same period in 2009. The increase in net income, for the quarter and year to date, is a reflection of increased sales and is offset by increases in research and development and general expenses. The cost increases are due to the weakening of the US dollar compared to the Canadian dollar.

ZIM had cash and cash equivalents of $1,690,832 at December 31, 2010 as compared to cash and cash equivalents of $1,160,881 at March 31, 2010.  This increase is due mainly to an increase in net income and receipt of tax credits.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide revenue within the mobile segment of operations, with the acquisition of AIS in 2007 the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2009.

In fiscal 2011 and 2010, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2010 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2009

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and nine months ended December 31, 2010 and 2009. The information for the three months and nine months ended December 31, 2010, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2010, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

REVENUES

	Three months ended December 31, 2010	As a %	Three months ended December 31, 2009	As a %
	$		$
Mobile content	23,995	5	32,689	8
Bulk SMS	35,716	7	42,653	10
Other SMS services and products	1,247	0	19,479	5
	60,958	12	94,821	23

Software	139,986	28	50,311	12
Maintenance and consulting	302,481	60	272,936	65
	442,467	88	323,247	77

Total Revenue	503,425	100	418,068	100

	Nine months ended December 31, 2010	As a %	Nine months ended December 31, 2009	As a %
	$		$
Mobile content	76,963	5	106,871	9
Bulk SMS	131,971	9	101,024	9
Other SMS services and products	10,599	1	41,803	4
	219,533	15	249,698	22

Software	334,311	22	102,297	9
Maintenance and consulting	936,484	63	783,369	69
	1,270,795	85	885,666	78

Total Revenue	1,490,328	100	1,135,364	100

Total revenues for the three months ended December 31, 2010 were $503,425 as compared to $418,068 for the three months ended December 31, 2009. Total revenues for the nine months ended December 31, 2010 were $1,490,328 as compared to $1,135,364 for the nine months ended December 31, 2009. The quarter over quarter and year to date increases of $85,357 (20%) and $354,964 (31%) respectively in revenues are mainly attributable an increase in database software sales and consulting services related to migration services.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content.  Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones.  Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $32,689 and $106,871 for the three and nine months ended December 31, 2009 this revenue stream has decreased to $23,995 and $76,963 for the three and nine months ended December 31, 2010 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list.  Success in this industry is dependent upon sending large quantities of messages on stable cost effective telecommunication routes.  For the quarter ended December 31, 2010 we experienced lower message volume from existing customers resulting in decreased revenue from $42,653 to $35,716 as of December 31, 2010. On a year to date basis revenues have increased from $101,024 for the first nine months of fiscal 2010 to $131,971 for the first nine months of fiscal 2011. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators.  Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2011.

OTHER SMS SERVICES AND PRODUCTS

Revenue from other SMS services and products decreased from $19,479 for the quarter ended December 31, 2009, to $1,247 for the quarter ended December 31, 2010. On a year to date basis revenues have decreased from $41,803 for the first nine months of fiscal 2010 to $10,599 for the first nine months of fiscal 2011. Included in other SMS services and products are offerings such as mobile marketing campaigns, and virtual mobile revenues. We continue to support our SMS services and customers.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $323,247 to $442,467 for the quarters ended December 31, 2009 and 2010, respectively. On a year to date basis, revenue has increased from $885,666 for the first nine months of fiscal 2010 to $1,270,795 for the first nine months of fiscal 2011. The increase in revenue comes from an increase in software license sales and consulting services related to our database business. The revenue from the renewal of software maintenance contracts remained stable.

OPERATING EXPENSES
	Three months ended December 31, 2010	Three months ended December 31, 2009	Period to period change
	$	$	$

Cost of revenue	66,296	47,763	18,533
Selling, general and administrative	226,135	227,092	16,689
Research and development	162,573	117,350	25,577
	455,004	392,205	60,799

	Nine months ended December 31, 2010	Nine months ended December 31, 2009	Period to period change
	$	$	$

Cost of revenue	182,545	139,647	42,898
Selling, general and administrative	857,472	775,296	101,822
Research and development	420,723	346,104	54,973
	1,460,740	1,261,047	199,693

COST OF REVENUE

	Three months ended December 31, 2010	Three months ended December 31, 2009
	$	$
Mobile
Revenue	60,958	94,821
Cost of revenue	(14,561)	(22,139)
Gross margin	46,397	72,682

Gross margin percentage	76%	77%

Software
Revenue	442,467	323,247
Cost of revenue	(51,735)	(25,624)
Gross margin	390,732	297,623

Gross margin percentage	88%	92%

	Nine months ended December 31, 2010	Nine months ended December 31, 2009
	$	$
Mobile
Revenue	219,533	249,698
Cost of revenue	(49,252)	(66,655)
Gross margin	170,281	183,043

Gross margin percentage	78%	73%

Software
Revenue	1,270,795	885,666
Cost of revenue	(133,293)	(72,992)
Gross margin	1,137,502	812,674

Gross margin percentage	90%	92%

The slight decrease in gross margins in our software segment relates to the mix of software revenue. In fiscal 2010 a larger percentage of the software revenue came from higher margin maintenance revenue. At the same time, the margins in the mobile line of business continued to improve, from 73% to 78% relative to the same period last year, due to a continued decrease in the cost of content acquisition.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2010 and December 31, 2009 were $266,135 and $227,092, respectively. On a year to date basis, expenses have increased from $775,296 for the first nine months of fiscal 2010 to $857,472 for the first nine months of fiscal 2011. The increase in expenses relates to the weakening of the US dollar relative to the Canadian dollar and an increase in Stock Based Compensation.

STOCK-BASED COMPENSATION

For the three months ended December 31, 2010 and December 31, 2009 the Company recognized compensation expense for employees and consultants of $21,453 and $14,046, respectively. On a year to date basis, stock-based compensation has increased from $49,974 for the first nine months of fiscal 2010 to $140,044 for the first nine months of fiscal 2011. The Company does not have any non-vested awards.

On June 24, 2009, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.0031 and compensation expense of $31,000 was recognized.

On June 24, 2010, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2010 and 2009 were $162,573 and $117,350, respectively. On a year to date basis, research and development expenses have also increased from $346,104 for the first nine months of fiscal 20010 to $420,723 for the first nine months of fiscal 2011. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market. The increase also reflects a lower value US dollar as compared with the Canadian dollar.

LIQUIDITY AND CAPITAL RESOURCES

The Company recorded a net income of $123,493 and $101,167 during the three months ended December 31, 2010 and the three months ended December 31, 2009, respectively. On a year to date basis our net income has increased from $189,581 for the first nine months of fiscal 2010 to net income of $246,307 for the first nine months of fiscal 2011.

At December 31, 2010, ZIM had cash and cash equivalents of $1,690,832 and working capital of $1,716,772 as compared to cash and cash equivalents of $1,160,881 and working capital of $1,276,874 at March 31, 2010. This increase in cash position principally reflects receipt of tax credits related to research and development and increased sales of consulting services related to migration services, offset by a continued decline in revenues generated from ZIM’s SMS and mobile content services.

Cash flows for the fiscal periods were as follows:
	Nine months ended December 31, 2010	Nine months ended December 31, 2009
	$	$
Cash flows provided by operating activities	491,121	349,856
Cash flows used in investing activities	54,486	106,543
Cash flows provided by financing activities	-	-

At December 31, 2010, the Company had access to a line of credit for approximately $502,715 from its Chief Executive Officer and a working capital line from its principal banker for approximately $50,271, in addition to a cash and cash equivalent balance of $1,690,832.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds on acceptable terms, or at all, ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On February 9, 2010, Raymond Chabot Grant Thornton LLP, Chartered Accountants, resigned at the Company's request as the Company's auditor effective immediately. The Company would like to thank Raymond Chabot Grant Thornton LLP for their excellence and professionalism and reports that there are no reportable events between the Company and Raymond Chabot Grant Thornton LLP.

On February 10, 2010, ZIM’s Board of Directors accepted the resignation of Raymond Chabot Grant Thornton LLP and appointed Ernst and Young LLP as ZIM’s registered public accounting firm and auditor in the place and stead of Raymond Chabot Grant Thornton LLP until the close of the next Annual General Meeting of the Company, at which the shareholders will be asked to ratify and confirm the appointment of Ernst and Young LLP as auditors.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,690,832 are comprised of $320,886 cash and $1,369,946 of cash equivalents.

	December 31, 2010	March 31, 2010

Canadian dollars	99,321	270,302
US dollars	31,167	22,724
Brazilian reals	2,531,347	1,522,507
British pounds	6,104	5,980
Euros	18,591	5,643

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2010	March 31, 2010

Canadian dollars	15,187	37,566
US dollars	85,751	102,627
Brazilian reals	114,312	133,052
British pounds	973	834
Euros	6,176	6,521

Accounts payable include the following amounts payable in their source currency:

	December 31, 2010	March 31, 2010

Canadian dollars	16,159	9,079
US dollars	2,593	2,772
Brazilian reals	2,039	26,964

Accrued liabilities include the following accruals in their source currency:

	December 31, 2010	March 31, 2010

Canadian dollars	32,023	29,202
US dollars	8,980	6,662
Brazilian reals	33,532	21,694

The company does not enter into any derivative financial instruments to cover foreign exchange risk.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. We attempt to minimize credit exposure by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentrations of credit risk in accounts receivable are indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2010	March 31, 2010

Canada	8%	16%
North America, excluding Canada	48%	46%
South America	38%	33%
Great Britain	1%	1%
Europe, excluding Great Britain	5%	4%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson.  The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
February 14, 2010	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 14, 2010	/s/ John Chapman John Chapman, Chief Financial Officer